Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Monday, April 9, 2012

Day One is tomorrow,

April 10, 2012

With the first official day of our newly merger company almost here, this final edition of Merger Update focuses on more employee questions.

Beginning tomorrow, a new, daily NU Today will debut. Employees will still be able to access merger-related information and answers to questions by visiting the merger information areas on the NUnet and Working at NSTAR intranet sites.

If you require systems help please contact your Support Center or Help Desk as usual. If the issue needs to be transferred to another support group, your Help Desk will transfer the request for you.

Answers to More

Employee Questions for Day One

Will my email address change?

No. On Day One, employees will continue to use their existing email address. However, a new @nu.com email address will be introduced for NSTAR employees in the future. All employees are encouraged to create an automatic email signature that includes your full name, title, department, email address, phone numbers and work location; this will assist recipients in contacting you.

•	Lotus Notes Users - Additional information on creating a signature block can be found in the “Help How Do I” link on the Lotus Notes welcome page, and then double click on the heading label “Mail.”

•	Outlook Users – Refer to Working at NSTAR / NIS / Support Services / Application and Tools / Create an Outlook Auto Signature.

Which email system will we use – Lotus Notes or Outlook?

Both email systems will be used for the foreseeable future.

How will I find employee information?

The NU People Directory and NSTAR Employee Directory will be populated with both NU and NSTAR phone numbers and email addresses. The Lotus Notes and Outlook address books will also be updated.

How do I obtain technology help for my PC or phone?

Contact your Support Center / Help Desk as usual. If the issue needs to be transferred to another support group, your help desk will transfer the request for you.

How do I make a phone call from one company to the other?

•	Calling NSTAR from NU – Dial 9+1+10 digits (area code + phone number).

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Calling NU from NSTAR – Dial 9+7-digit number listed in the Employee Directory. Please note: NU employees have an external 10-digit number (area code + phone number) and an internal 7-digit number (tie-line + extension) that are not identical. Dialing the external number from an NSTAR location will incur long distance charges. Please use the internal number.

Can I page a fellow employee?

The NU paging application will not be available to NSTAR employees on Day One. Please use desk phone, cell phone or email as the primary means of contact.

How do I send an email, schedule a meeting and check calendars?

The Lotus Notes address book will contain two entries for each NSTAR employee: one for sending email, including attachments; and one for checking calendars and sending meeting invites. Additional information can be found in the “Help How Do I” link on the Lotus Notes welcome page, then double click on the heading label “NSTAR.” The Outlook address book will contain two entries for each NU employee, both with a “world” icon. One labeled “(email)” for sending email, including attachments; and the other for checking calendars and sending meeting invites.

Are there any special instructions for scheduling meetings?

Yes, because of some incompatibility, please note that:

•	Each meeting must be scheduled separately. Repeating and recurring meeting functions are not compatible.

•	You cannot reschedule a meeting. It must be cancelled and a new invitation issued.

•	You cannot add graphics, bulleted or numbered lists or tables directly to a meeting invitation at this time.

How do I reserve a conference room?

•	Visiting NSTAR from NU – NSTAR uses a conference room scheduler. Please ask any NSTAR team member you are working with to reserve a room for you.

•	Visiting NU from NSTAR – NU uses Lotus Notes to schedule conference rooms. Please ask any NU team member you are working with to reserve a room for you.

Can I remotely access my network or the Internet while visiting another site?

Initially, you will need to use remote access and a company-issued laptop to connect to your network. You will be notified when the network can be accessed without the use of remote access.

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Visiting NSTAR from NU – Using VPN Remote Access and Phone Factor. You can connect via a network cable, login to Windows as you normally do and use VPN Remote Access to connect to the NU network Internet. NU employees, before you visit NSTAR:

1 – To use VPN Remote Access you must be registered in Phone Factor, know your PIN and have the telephone you registered in Phone Factor with you.

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Visiting NU from NSTAR – Using Citrix Remote Access. NU offers limited WiFi to connect to the Internet at its Hartford (56P), Berlin, Windsor and Tolland, Connecticut locations. NSTAR employees, before you visit NU:

1 - You may need to update your wireless driver BEFORE you go to the NU site. Here’s how: Log your NSTAR laptop onto the NSTAR network: Application Explorer / All / Double click on Microsoft WPA2 patch.

2 – Contact the NSTAR Help Desk to be provided with the password to NU’s guest wireless network.

How can teams share documents and collaborate across companies on Day One?

For cross-location teams requiring frequent collaboration of documents, NU’s QUICKR application may be utilized. (Delegate an NU team member to request access for your team members.) How to request access and other QUICKR information can be found in the “Help How Do I” link on the Lotus Notes welcome page.

Can I print while visiting another site?

Printing will not be available on Day One. When printing is available, you will be notified.

Can we instant message across companies?

At this time, IM is available only to NU employees via Lotus Sametime.

Where can I find organizational charts for the combined company?

Once company organizational charts have been posted on NU’s and NSTAR’s employee intranet sites communication will follow.

Will any applications, shared directories or files be available?

Not at this time. Those employees with a business need will be granted access as applications and shared directories become available.

Related Question

Will there be changes in the various federal and state affiliate rules on Day One?

No. The existing federal and state electric and gas affiliate rules will prevail after the merger close.

The objective of the FERC Standards is to prevent undue discrimination by transmission providers in favor of their marketing function affiliates. In general, the purpose of the state codes is to promote competitive markets and ensure that regulated companies (e.g., NSTAR Electric, CL&P) and their employees do not subsidize or provide unauthorized benefit to affiliates.

Remember, it is important to know that the “no-conduit” rule lies at the heart of all codes and is the rule most frequently put to use day-to-day. With few exceptions, regulated and shared services employees are prohibited from sharing non-public information with competitive affiliate and marketing function employees.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”